UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2019

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2018 RESULTS

Highlights

•
Total operating revenues for Golar LNG Limited ("Golar" or "the Company") increased from $123.1 million in 3Q to $181.9 million in 4Q. Full year 2018 operating revenues increased to $430.6 million from $143.5 million in 2017.

•	Adjusted EBITDA[1] increased from $83.5 million in 3Q to $121.2 million in 4Q. Full year 2018 Adjusted EBITDA[1] increased to $218.1 million from a loss of $24.0 million in 2017.

•	The shipping fleet recorded Time Charter Equivalent[1] ("TCE") earnings of $77,600 per day ($97,300 for spot TFDE vessels).

•	Established small-scale LNG entity Avenir LNG Limited ("Avenir") in conjunction with Stolt-Nielsen Limited ("Stolt-Nielsen") and Höegh LNG Holdings Limited ("Höegh").

•	Received a Limited Notice to Proceed with the conversion of a FLNG vessel to service the BP operated Greater Tortue/Ahmeyim project offshore Mauritania and Senegal.

•	FLNG Hilli Episeyo successfully completes first maintenance window ahead of schedule and maintains 100% commercial uptime.

•
Non-cash items including $195.7 million of unrealized Brent oil linked mark-to-market derivative instrument losses and a $149.4 million impairment charge in relation to its investment in Golar LNG Partners L.P. ("Golar Partners" or the "Partnership") contributed to Golar reporting a net loss of $313.0 million for 4Q.

Subsequent Events

•	Golar and BP execute contracts for the provision of an FLNG vessel to service the Greater Tortue/Ahmeyim project offshore Mauritania and Senegal for 20 years.

•	Subject to certain conditions precedent and receipt of a final Notice to Proceed, Golar enters into binding agreements to convert, sell and operate a FSRU in Croatia.

•	FSRU Golar Nanook commences loading operations of first Sergipe commissioning cargo from FLNG Hilli Episeyo on February 26.

•	Dividend of $0.15 cents per share declared for quarter.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Financial Review

Business Performance

	2018
	Oct-Dec			Jul-Sep
(in thousands of $)	Vessel and other operations	FLNG	Total	Vessel and other operations	FLNG	Total
Total operating revenues	127,415	54,524	181,939	68,577	54,524	123,101
Vessel operating expenses	(18,407)	(10,692)	(29,099)	(16,785)	(12,065)	(28,850)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(40,690)	605	(40,085)	(23,280)	(1,457)	(24,737)
Administrative expenses(2)	(12,902)	227	(12,675)	(14,804)	29	(14,775)
Project development expenses(2)	(928)	(3,798)	(4,726)	(1,037)	(4,704)	(5,741)
Realized gain on oil derivative instrument(3)	—	12,419	12,419	—	11,270	11,270
Other operating gains (losses)	14,740	(1,296)	13,444	26,000	(2,740)	23,260
Adjusted EBITDA(1)	69,228	51,989	121,217	38,671	44,857	83,528

Reconciliation to operating income (loss)
Unrealized (loss) gain on oil derivative instrument(3)	—	(195,740)	(195,740)	—	77,470	77,470
Depreciation and amortization	(16,244)	(12,051)	(28,295)	(16,477)	(12,051)	(28,528)
Operating income (loss)	52,984	(155,802)	(102,818)	22,194	110,276	132,470
(2) With effect from the quarter ended June 30, 2018, we presented a new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods.
(3) With effect from the quarter ended September 30, 2018, we have split the line item "Realized and unrealized gain on oil derivative instrument" relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement into two line items, "Realized gain on oil derivative instrument" and "Unrealized (loss) gain on oil derivative instrument". The unrealized component represents a mark-to-market loss of $195.7 million (September 30, 2018: gain of $77.5 million) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $12.4 million (September 30, 2018: $11.3 million) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash. This presentation change has been retrospectively adjusted in prior periods.

Golar reports today a 4Q operating loss of $102.8 million compared to income of $132.5 million in 3Q 2018 ("3Q"). The loss arises as a result of a fair value change in the Hilli Episeyo contract related oil derivative from a $77.5 million gain in 3Q to a $195.7 million loss in 4Q. Adjusted EBITDA1 increased from $83.5 million in 3Q to $121.2 million in 4Q.

Total operating revenues net of voyage, charterhire and commission expenses increased from $98.4 million in 3Q to $141.9 million in 4Q. Of the 4Q total, $86.7 million is derived from vessel and other operations and $55.1 million is from FLNG operations.

Revenues from vessel and other operations, including management fee income, net of voyage, charterhire and commission expenses increased by $41.4 million to $86.7 million in 4Q. The start-up of new LNG production facilities together with China's early entry into the winter buying market and subsequent use of vessels for floating storage generated significant vessel demand. Utilization quickly increased, as did voyage charter rates which reached record levels. Fleet utilization increased from 86% in 3Q to 93% in 4Q. Full fleet TCE1 earnings increased from $41,200 in 3Q to $77,600 in 4Q.

In line with the prior quarter, FLNG Hilli Episeyo generated operating revenues of $54.5 million including base tolling fees and amortization of pre-acceptance amounts recognized. Operational efficiency continues

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

to improve with experience. In addition to a reduction in operating costs, more efficient use of LNG during the liquefaction process resulted in reduced 4Q FLNG related voyage expenses.

Vessel operating expenses at $29.1 million in 4Q were in line with the prior quarter. FLNG operating costs decreased by $1.4 million and are now in line with expected average operating costs for Hilli Episeyo. Offsetting this, an additional $1.8 million of unanticipated repairs were incurred during the final stages of Golar Viking's reactivation.

At $12.7 million for the quarter, total administrative expenses were $2.1 million lower than 3Q.

Reduced engineering fees in connection with the now concluded Front End Engineering and Design ("FEED") exercise for the BP-Kosmos Tortue FLNG conversion resulted in a decrease in project expenses from $5.7 million in 3Q to $4.7 million in 4Q.

The Brent oil linked component of Hilli Episeyo's fees generates additional annual operating cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. Amounting to $12.4 million in 4Q, the realized gain on the oil derivative instrument was up $1.1 million on 3Q. The increase in this hire component is the result of higher oil prices, particularly during September and October.

The fair value of the derivative asset decreased by $195.7 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the income statement. The fair value decrease was driven by a significant downward movement in the expected future market price for Brent Oil. The spot price for Brent Oil decreased from $82.72 per barrel on September 30 to $50.57 per barrel on December 31 and has since recovered to around $65.00 per barrel today. Despite the loss in 4Q, the derivative contract still had a positive value recorded as an asset on the balance sheet of $84.7 million. Based on the spot price of $67.00 and forward curve on 21 February, the gain on this non-cash derivative since year-end would be approximately $35.6 million.

Other operating gains and losses reported a 4Q gain of $13.4 million for the quarter. A further cash recovery of $14.7 million was made during the quarter as a result of proceedings in respect of a former contract for the Golar Tundra. These proceedings are expected to end shortly. Offsetting the 4Q cash recovery in respect of Golar Tundra was the write-down of $1.3 million of Fortuna specific costs incurred in respect of the vessel Gandria.

Depreciation and amortization at $28.3 million in 4Q was in line with the prior quarter.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Net Income Summary

	2018	2018
(in thousands of $)	Oct-Dec	Jul-Sep
Operating (loss) income	(102,818)	132,470
Interest income	2,983	3,106
Interest expense	(31,251)	(32,645)
Losses on derivative instruments(4)	(23,605)	(8,004)
Other financial items, net(4)	(780)	(227)
Income taxes	(627)	(156)
Equity in net (losses) earnings of affiliates	(154,089)	2,668
Net income attributable to non-controlling interests	(2,770)	(31,000)
Net (loss) income attributable to Golar LNG Limited	(312,957)	66,212
(4) With effect from the quarter ended September 30, 2018, we presented a new line item, "(Losses) gains on derivative instruments", which relates to the change in the fair value of our derivative instruments. Previously, these items were presented within "Other financial items, net" along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods.

In 4Q, the Company generated a net loss of $313.0 million. In addition to the decrease in Operating Income, key items contributing to the $379.2 million decrease in 4Q are summarized as follows:

•
4Q recorded a $23.6 million loss on derivative instruments compared to a 3Q loss of $8.0 million. This includes mark-to-market valuations on the Total Return Swap ("TRS") and interest rate swaps ("IRS").

•
The $154.1 million 4Q equity in net losses of affiliates is primarily comprised of a loss of $157.9 million in respect of Golar's stake in Golar Partners. Included in this loss is a $149.4 million impairment of the carrying value of Golar's interest in the Partnership. A more sustainable distribution and improving coverage following the distribution cut have not translated into a higher unit price. Golar Partners' unit price as at December 31 was $10.80, whereas the unit price at IPO was $22.50. The impairment is based on the year-end unit price of $10.80. Given the time that the Partnership's unit price has traded below its carry value, the reduction is now considered other than temporary. The unit price on February 26 was $13.78, which equates to $292.5 million for Golar's common unit equity stake. The $8.5 million balance is comprised of Golar's share of the Partnership's 4Q net loss, net of fair value adjustments. Non-cash losses on interest rate swaps were a major contributor to the Partnership's 4Q net loss.

Net income attributable to non-controlling interests represents external interests in the Hilli Episeyo and the finance lease variable interest entities ("VIEs").

Commercial Review

LNG Shipping

Key markets continue to import record levels of LNG as they distance themselves from coal and nuclear, with Chinese and Korean 2018 demand up 41% and 18%, respectively. Lessons learned from gas shortages and last minute buying at the end of 2017 meant that China entered the winter buying market earlier in 2018. Milder than expected temperatures subsequently resulted in a slower than anticipated inventory drawdown with high or full North Eastern terminals delaying a number of vessel discharges and requiring that others slow steam. The resultant increase in congestion together with a steady stream of new cargoes quickly absorbed all available ships, driving LNG carrier rates to all-time high levels in November. Effective spot

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

rates for trifuel diesel electric propulsion ("TFDE") vessels, including positioning and ballast fees briefly exceeded $200,000 per day, with a minimal discount to gas injection vessel rates being noted. Rates for steam ("ST") vessels also reached their highest level in five years.

Drawdown of LNG as a result of cooling December temperatures then allowed vessels to discharge and speed up, adding some slack to the tight shipping availability. Despite record December LNG imports into Northeast Asia, falling Brent prices, strong European gas prices and milder weather prevented the arbitrage window from opening. The shipping balance lengthened to the extent that multiple vessels became available for spot fixtures with resulting TFDE and ST spot rates falling to $100,000 and $85,000 per day, respectively, by the end of December. Rates have continued to soften into 1Q 2019 when around half of the 2019 newbuild vessels are scheduled to deliver. JKM LNG prices have traded down to 9-10% of Brent. This has significantly capped the global LNG arbitrage and placed further pressure on shipping rates. These same low prices do however strengthen the long-term fundamental growth prospects of LNG as a cheap clean fuel. Comprised of a TCE1 of $97,300 for spot TFDE vessels, $91,700 in respect of its total TFDE fleet, and $13,700 for its two steam vessels, Golar recorded a 4Q TCE1 of $77,600 per day, up 151% on the $30,900 per day achieved in 4Q 2017 and 88% on the $41,200 achieved in 3Q.

The Company's forward view of the market remains bullish despite current volatility. Vessel deliveries are expected to slow by approximately 20% from record levels of around 49 in 2018 to around 39 in 2019. Of the 2019 deliveries, only 5 are uncontracted. At the same time, new liquefaction capacity ramps up at close to its fastest pace in history with approximately 35mtpa of new LNG scheduled to come on line in 2019 versus 30mtpa in 2018. Most of this new liquefaction will originate from the US, close to doubling their current nameplate export capacity and further increasing ton-miles. Around 35 vessels and a further 20mtpa of new, predominantly US-source, LNG is scheduled to deliver in 2020. Leading brokers are forecasting a 10+ vessel shortfall at the end of 2019, increasing to more than 20 at the end of 2020.

Significant progress has been made establishing a joint structure with other ship owners that allows LNG shipping investors more direct exposure to the LNG shipping market. Golar plans to contribute its TFDE vessels, the technical management of which will remain with Golar Management Oslo, into a new company. Agreements with banks and lessors have also been reached securing approximately $1.1 billion in financing for the 9 vessels Golar is considering contributing to this new company.

A potential separation or spin-off of the LNG shipping fleet is expected to reduce the volatility in Golar's cash flows and better position the long-term contracting business for infrastructure investors.

Golar Arctic recently completed its floating storage contract in Jamaica and will shortly commence its 5-year scheduled dry-dock in Asia. Thereafter it will trade in the spot market.

Golar Viking is currently serving a short-term contract, due to expire in 1Q 2020. Golar has also entered into binding agreements with a Croatian project developer, LNG Hrvatska d.o.o., to convert the 2005 built Golar Viking into an FSRU, sell the converted vessel, and then operate and maintain the FSRU for a minimum of 10-years. Conversion capex will be funded by stage payments under the agreement. Commencement of this project is subject to certain conditions precedent, including confirmation of project funding and receipt of a Notice to Proceed from LNG Hrvatska d.o.o.

Golar Partners (a non-consolidated affiliate of Golar LNG)

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Largely the result of a non-cash loss on interest rate swaps and a reduction in revenues recognized in respect of the FSRU Golar Freeze, the Partnership reported a 4Q net loss of $19.0 million. Although charter hire in respect of a prior contract for the FSRU Golar Freeze continues to be received on a monthly basis through to April 2019, all remaining revenue receivable in respect of this contract was recognised in 3Q. Partly offsetting reduced revenues recognized in respect of FSRU Golar Freeze was revenue from the Golar Mazo which was on hire throughout the quarter.

Dry-dock and modifications necessary to service Golar Freeze's new 15-year contract were completed on October 20. The FSRU subsequently departed Dubai arriving offshore Jamaica on December 11. Hire at the full rate is expected to commence early in 2Q. LNG carrier Methane Princess also completed its scheduled dry-docking during the quarter resulting in 20 days off-hire.

Charterers of the FSRU Golar Igloo extended the 2018 regas season to include December and subsequently elected to exercise their option to extend the charter by a further year, covering the 2019 regas season. After its scheduled 5-year dry-dock the vessel returned to Kuwait in late February to commence its 6th regas season.

Charterers of the carrier Golar Grand, cognizant of the strong underlying shipping market, have also exercised the first of their one-year extension options. The option rate between May 2019 and May 2020 will represent a material improvement on the initial 2-year rate.

By virtue of its 50% interest in Hilli Episeyo's common units, the Partnership is entitled to 50% of the net earnings of Hilli Episeyo attributable to common unit holders. The Partnership’s reported share of net earnings in 4Q amounted to $1.3 million, which includes non-cash charges of $8.4 million related to the depreciation and amortization of fair value adjustments made upon acquisition of the common units.

On October 23, the Partnership's board approved a quarterly distribution going forward of $0.4042 per unit. The Partnership has reported increased distribution coverage1 from 1.02 in 3Q to 1.20 in 4Q.

FLNG

FLNG Hilli Episeyo, which completed its first scheduled maintenance window during the quarter without issue and ahead of schedule, continues to operate with 100% commercial availability. The vessel is currently in the process of exporting its 16th LNG cargo. In terms of increased utilization, discussions continue with charterers Perenco and SNH. Onshore treatment and compression systems for additional gas volumes are currently being installed. Noting that only 30-day notice is required under the current agreement, it is expected that the contracted option for the third train may be exercised during 4Q 2019 and that the base throughput could therefore be increased before the end of 2019.

Together, Perenco, SNH and Golar also see the logic in working to further increase throughput that would utilize Hilli Episeyo's fourth train. Discussions have been initiated with a view to concluding a way forward on this objective before the end of 2019.

On February 26, Golar entered into an agreement with BP for the charter of an FLNG unit, Gimi, for a 20-year period expected to commence in 2022. LNG carrier Gimi has been relocated from layup to Keppel Shipyard where a site team has been assembled. Subject to closing conditions, Golar also entered into a Subscription Agreement with Keppel Capital in respect of their participation in a 30% share of the project. Total conversion works, which incorporate lessons learned from FLNG Hilli Episeyo including some improvements and modifications, are expected to cost approximately $1.3 billion, excluding financing costs. Annual contracted revenues less forecasted operating costs of approximately $215 million are expected,

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

equivalent to a total forecasted Contract Earnings Backlog1 of $4.3 billion, of which our expected share is $3.0 billion. Golar is in the final stages of receiving an underwritten credit commitment for a $700 million long-term financing facility from a syndicate of international banks that will also be available during construction. Golar's plan is that together with other financing facilities and taking account of financing costs during construction, by the end of the construction period the anticipated maximum total equity contribution from the Company in respect of its 70% stake will be approximately $300 million.

Progress has also been made on development of the first FLNG for the US Gulf of Mexico "Delfin LNG" project. When connected to Delfin's existing pipeline infrastructure, Golar's FLNG could deliver a low cost liquefaction solution in North America giving Delfin and Golar an early mover advantage marketing a relatively small parcel of LNG into a demand driven market. Work continues to establish the right gas supply and offtake combination to enable a financing and yard commitment before the end of 2019.

The Company notes that Ophir Energy's Production Sharing Agreement with the government of Equatorial Guinea has not been extended. Golar remains engaged with the relevant authorities in the event that the production license is awarded to an operator interested in pursuing FLNG as a development solution.

Longer-term, LNG prices will, in Golar's view, continue to be set by US producers offering Henry Hub indexed LNG at $7-$8mmbtu. This will squeeze the economics of higher cost liquefaction solutions. The multi-year construction time frame for LNG projects does however mean that new capacity additions post 2020 need to be sanctioned promptly to avoid LNG shortages from 2022/3. Where a floating facility is appropriate, Golar's FLNG solutions remain substantially cheaper and quicker to market than alternatives. The Company is seeing increased activity levels on the back of both the success of Hilli Episeyo and the vote of confidence given by BP after their extensive review. During the last quarter alone Golar has been approached by several potential new resource holders seeking to use the Company's technology to produce what were previously considered stranded assets.

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream joint venture)

Construction of the Sergipe power plant remains on track for commencement of operations on January 1, 2020. Engineering, procurement, FSRU, pipeline and civil works are all now complete. Installation of the mooring and assembly of the power plant and associated infrastructure including transmission lines continues apace. FSRU Golar Nanook is currently alongside FLNG Hilli Episeyo in Cameroon where it will collect a commissioning cargo that will be used for acceptance testing in Sergipe over the coming months.

Contractually commencing in less than 11 months, Golar's 2020 share of expected annual contracted revenues less forecasted operating expenses from the fully financed Sergipe power project and Golar Nanook FSRU is around $100 million, reducing to approximately $45 million after deduction of debt service costs. Golar Power is also advancing discussions with a view to using some of the FSRU's spare capacity to support local LNG fuelled opportunities. The targeted opportunities are focused on substituting diesel for LNG and are expected to deliver significant cost and emission savings for the end user.

Further FSRU-power opportunities are being pursued in Brazil. License approvals for projects are making good progress, including the recently gazetted Barcarena site approval. These licenses put Golar Power in a strong position to develop FSRU terminal projects, to win future power auctions, and to distribute LNG locally.

In other FSRU business, the redeployment of Golar Freeze to Jamaica and the potential deployment of a converted Golar Viking to Croatia are evidence of smart utilization of older, smaller steam vessels. The

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Company continues to pursue these projects in addition to seeking longer-term employment for the larger Golar Tundra. Golar Power will continue to work to jointly develop projects where an opportunity exists to invest either in a terminal or a power station that also requires a FSRU better suited to an asset currently owned by Golar or the Partnership.

Together with its joint venture partner, Golar has initiated a review of the strategic alternatives for Golar Power going forward. This includes a focused high growth plan for the business incorporating financing considerations. The original agreements also confer upon our joint venture partner the right to trigger an Initial Public Offering of Golar Power. Significant value, which has been accumulated in full compliance with IFC and World Bank environmental, social and governance standards, has been built up over the last four years. This could position Golar Power well for Environment, Social and corporate Governance ("ESG") investors.

Avenir (22.5% interest in LNG small-scale venture, a non-consolidated affiliate)

On October 1, Golar invested $24.8 million in small-scale LNG services provider Avenir, representing part of a combined commitment of up to $182.0 million from founding partners Stolt-Nielsen, Höegh and Golar. During November the company was capitalised with the placement of 110,000,000 new shares at a par price of US$1.00 per share. Of these, 45% are owned by Stolt-Nielsen, 22.5% (equivalent to 24,750,000 shares) by Golar, 22.5% by Hoegh and 10% by institutional and other professional investors. The shares were listed on the Norwegian OTC market on November 14 (ticker: AVENIR). These have since appreciated in value by approximately 80%. Following the initial equity offering the founding partners are committed to fund $72.0 million of which Golar is committed to approximately $18 million. To date, proceeds have been invested in four 7,500cbm LNG carriers and two 20,000cbm carriers, all under construction in China, and in an 80% interest in an LNG terminal and distribution facility under development in Sardinia.

Avenir intends to be the leading provider of small-scale LNG for the power, bunkering, trucking and industrial markets by supplying low-cost LNG using innovative technology and leveraging its founders' know-how and existing LNG infrastructure. Golar is very pleased with the way Avenir, its management and shareholders work together and sees significant strategic opportunities for the company.

Financing Review

Golar’s total current cash position as at December 31 was $704.3 million (including long-term restricted cash), of which $217.8 million was unrestricted. Included within restricted cash is $176.4 million relating to lessor-owned VIEs and $175.5 million relating to the Hilli Episeyo letter of credit. Of the $175.5 million restricted cash securing the Hilli Episeyo letter of credit, approximately $110.0 million is expected to be released between 2019 and 2021. Supported by the vessel's strong operational performance to date, options to reduce the LC and accelerate the release of associated cash collateral are currently being explored.

Notable outflows from unrestricted cash during 4Q include the $24.8 million investment in Avenir, $28.6 million paid in respect of final sums due for Hilli Episeyo, $18.6 million paid to Keppel Shipyard in respect of initial FLNG Gimi conversion costs, a $33.4 million collateral payment on the margin loan and $13.5 million in respect of the TRS.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

During the quarter, a 2-year extension to the Golar Seal sale and leaseback facility was agreed. In return for a $13.0 million prepayment in January 2019, this facility has been extended to January 2021. The ECA-backed Golar Bear and Golar Frost debt facilities were also extended to 2H 2024.

Golar's contractual debt1 including 100% of Hilli Episeyo as at December 31 were $2.7 billion. The Company's adjusted net debt1 was $2.1 billion.

Included within the $730.3 million current portion of long-term debt and short-term debt on the Balance Sheet is $646.5 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with 8 sale and leaseback financed vessels, including the Hilli Episeyo.

Corporate and Other Matters

As at December 31, 2018, there were 101.3 million shares outstanding, including 3.0 million TRS shares that had an average price of $45.01 per share. The TRS, which is fully collateralized, was marked-to-market as of December 31, 2018 when the closing price was $21.76 per share. The cash collateral posted against the swap is included within the restricted cash balance on the Balance Sheet. There were also 3.8 million outstanding stock options in issue with an average price of $36.16.

The Board has approved a dividend of $0.15 for the quarter.

Outlook

Golar enters 2019 in a substantially stronger position than it was twelve months ago. This is evidenced by:

•	FLNG Hilli Episeyo is operational, cash flow generative and constructive progress is being made with respect to utilization of its spare capacity.

•	The underlying recovery in the shipping market.

•	Golar Power's Sergipe power project and FSRU Golar Nanook are fully financed and less than 11 months from contractual start-up.

•	The award by BP of a 20-year FLNG contract that is expected to deliver annual contracted revenues less forecasted operating costs of approximately $215 million.

•
Forecasted Gross Contract Earnings Backlog[1] for the Golar group of companies of $10.3 billion comprised of $3.5 billion from Golar, $4.9 billion from Golar Power and $1.9 billion from the Partnership. Total forecasted Contract Earnings backlog[1], including our proportionate share from equity investments, is $6.6 billion, comprised of $2.5 billion from Golar Power, $0.6 billion from Golar Partners and $3.5 billion from Golar.

Mild weather in key Asian markets is suppressing Asian LNG prices and preventing inter-basin trading activity. Close to half of the 2019 newbuild vessels are also scheduled to deliver in 1Q. Together, this is contributing to a rise in prompt vessel availability and falling spot rates. Headline TFDE spot rates are currently assessed at around $50,000 per day. Based on fixtures to date Golar expects 1Q 2019 TCE will be significantly reduced from 4Q and clearly below mid-cycle rates. Although spot rates may be prone to further periods of volatility, 2019 is expected to report a shipping deficit. This deficit is expected to increase in 2020.

New FLNG opportunities are appearing and others are developing on the back of a strong operational performance from Hilli Episeyo and the award of the BP contract. FLNG is progressing into a mainstream

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

LNG technology application and Golar remains the leader in terms of operating experience, project development skills and ability to work with project owners in order to get their projects to a FID.

The Company expects 2019 operating income to continue to improve, driven by a stronger shipping market and the first full year of FLNG Hilli Episeyo operations. In 2020 operations will commence at Sergipe and further production growth from Hilli Episeyo is anticipated.

The Board is pleased to see Golar lever its strong LNG industry foothold, technology and significant experience to establish a market leading position across the LNG value chain from well to grid. Through the provision of cheaper and cleaner energy the LNG market will likely take market share from coal and oil and sustain industry growth levels of around 10% for the foreseeable future.

Non-GAAP measures

Adjusted EBITDA: Adjusted EBITDA is calculated by taking net income before interest, tax, unrealized mark-to-market movements on the oil derivative instrument, depreciation and amortization. We believe that the exclusion of these items enables investors and other users of our financial information to assess our sequential and year over year performance and operating trends on a more comparable basis and is consistent with management’s own evaluation of business performance. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net (loss) income or any other indicator of Golar's performance calculated in accordance with US GAAP. The table below reconciles net (loss) income, the most directly comparable US GAAP measure, to Adjusted EBITDA.

	2018	2018	2018	2017
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
Net (loss) income attributable to Golar LNG Limited	(312,957)	66,212	(231,428)	(179,703)
Adjusted for:
Interest income	(2,983)	(3,106)	(10,133)	(5,890)
Interest expense	31,251	32,645	101,908	59,305
Losses on derivative instruments	23,605	8,004	30,541	(20,696)
Other financial items, net	780	227	1,481	69
Other non-operating loss	—	—	—	81
Income taxes	627	156	1,267	1,505
Equity in net losses (earnings) of affiliates	154,089	(2,668)	157,636	25,448
Net income attributable to non-controlling interests	2,770	31,000	63,214	34,424
Operating (loss) income	(102,818)	132,470	114,486	(85,457)
Adjusted for:
Unrealized loss (gain) on oil derivative instrument	195,740	(77,470)	9,970	(15,100)
Depreciation and amortization	28,295	28,528	93,689	76,522
Adjusted EBITDA	121,217	83,528	218,145	(24,035)

Adjusted net debt: The Company consolidates a number of lessor VIEs, which means that on consolidation, Golar’s contractual debt under various sale and leaseback facilities are eliminated and replaced with the lessor VIE's debt. Adjusted net debt is calculated by taking net debt defined by GAAP line items and reversing out the lessor VIE debt and restricted cash balances and replacing it with Golar’s contractual debt under the sale and leaseback facilities. We believe that the exclusion of the lessor VIE's debt enables investors and users of our financial information to assess our liquidity based on our underlying debt obligations and aids comparability with our competitors. This presentation is consistent with management’s view of the business. Adjusted net debt is a non-GAAP financial measure and should not be considered as an alternative to net debt or any other indicator of Golar's performance calculated in accordance with US GAAP. The table below reconciles net debt based to adjusted net debt:

(in thousands of $)	December 31, 2018
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,565,359
Less
Cash and cash equivalents	(217,835)
Restricted cash and short-term deposits - current and non-current portion	(486,426)
Net debt as calculated by GAAP	1,861,098
VIE Consolidation Adjustment	87,045
VIE Restricted Cash	176,428
Deferred Finance Charges	21,546
Adjusted Net Debt	2,146,117

(in thousands of $)	December 31, 2018
Total debt (current and non-current) net of deferred finance charges	2,565,359
VIE Consolidation Adjustments	87,045
Deferred Finance Charges	21,546
Golar’s Contractual Debt	2,673,950
Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

TCE: The average daily TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations. For time charters, TCE is calculated by dividing total operating revenues (including revenue from the Cool Pool, but excluding vessel and other management fees and liquefaction services revenue), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues, the most directly comparable US GAAP measure, to the average daily TCE rate.

	2018	2018
(in thousands of $)	Oct-Dec	Jul-Sep
Total operating revenues	181,939	123,101
Less: Liquefaction services revenue	(54,524)	(54,524)
Less: Vessel and other management fees	(8,241)	(4,767)
Time and voyage charter revenues	119,174	63,810
Less: Voyage and commission expenses	(40,690)	(23,280)
	78,484	40,530
Calendar days less scheduled off-hire days	1,012	984
Average daily TCE rate (to the closest $100)	77,600	41,200

Contract Earnings Backlog: Contract earnings backlog represents Golar's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs. For contracts which do not have a separate Operating Services Agreement, management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Episeyo Earnings backlog where we assumed operating costs of approximately $120,000 per day.

For consolidated subsidiaries where we do not own 100% of the share capital, management has only included our proportionate share of contract earnings. The material application of this assumption was to Gimi (70% ownership) and Hilli Episeyo (44.5% of the Common Unit entitlement). No contracted fee income was included for Hilli T3 or the oil derivative.

For equity accounted investments (the Partnership and Golar Power) we have included our proportionate share of their contract earnings backlog under the same assumptions that we have applied to our consolidated subsidiaries. In the future when our contract earnings backlog actualizes, we will show our share of their earnings net of interest and tax in one line in the Income Statement "Equity in net earnings/(losses) of affiliates". The Golar Power numbers are calculated based on an exchange rate of 3.7BRL:1USD.

Management has not forecasted net income for these initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cashflows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Gross Contract Earnings Backlog: Gross contract earnings backlog represents each Golar entity's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating the forecasted operating expenditure, management has applied the same methodology in preparing the "Contract Earnings Backlog" measure above. Management has not forecasted net income for these initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cash flows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” "will," “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•	our inability and that of our counterparty to meet our respective obligations under the Lease and Operate agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project;

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;

•	Golar Power's ability to successfully complete and start up the Sergipe power station project and related FSRU contract;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	our ability to close potential future sales of additional equity interests in Golar Hilli LLC on a timely basis or at all;

•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;

•	a decline or continuing weakness in the global financial markets;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners or Golar Power;

•	changes in our relationship with Golar Partners, Golar Power or Avenir and the sustainability of any distributions they pay to us;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

February 27, 2019
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Limited +44 207 063 7900
Iain Ross - Chief Executive Officer
Graham Robjohns - Chief Financial Officer and Deputy Chief Executive Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2018	2018	2018	2017
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec

Time and voyage charter revenues	81,425	46,981	204,839	88,634
Time charter revenues - collaborative arrangement	37,749	16,829	73,931	28,327
Liquefaction services revenue	54,524	54,524	127,625	—
Vessel and other management fees	8,241	4,767	24,209	26,576
Total operating revenues	181,939	123,101	430,604	143,537

Vessel operating expenses	29,099	28,850	96,860	55,946
Voyage, charterhire and commission expenses	7,318	5,200	22,625	22,511
Voyage, charterhire and commission expenses - collaborative arrangement	32,767	19,537	83,201	38,781
Administrative expenses (1)	12,675	14,775	51,542	38,031
Project development expenses (1)	4,726	5,741	21,690	12,303
Depreciation and amortization	28,295	28,528	93,689	76,522
Total operating expenses	114,880	102,631	369,607	244,094

Other operating (loss) income
Realized and unrealized (loss) gain on oil derivative instrument (2)	(183,321)	88,740	16,767	15,100
Other operating gains and losses	13,444	23,260	36,722	—
Operating (loss) income	(102,818)	132,470	114,486	(85,457)

Other non-operating loss
Other	—	—	—	(81)
Total other non-operating loss	—	—	—	(81)

Financial income (expense)
Interest income	2,983	3,106	10,133	5,890
Interest expense	(31,251)	(32,645)	(101,908)	(59,305)
(Losses) gains on derivative instruments (3)	(23,605)	(8,004)	(30,541)	20,696
Other financial items, net (3)	(780)	(227)	(1,481)	(69)
Net financial expense	(52,653)	(37,770)	(123,797)	(32,788)

(Loss) income before income taxes, equity in net (losses) earnings of affiliates and non-controlling interests	(155,471)	94,700	(9,311)	(118,326)
Income taxes	(627)	(156)	(1,267)	(1,505)
Equity in net (losses) earnings of affiliates	(154,089)	2,668	(157,636)	(25,448)

Net (loss) income	(310,187)	97,212	(168,214)	(145,279)
Net income attributable to non-controlling interests	(2,770)	(31,000)	(63,214)	(34,424)

Net (loss) income attributable to Golar LNG Limited	(312,957)	66,212	(231,428)	(179,703)

(1) With effect from the quarter ended June 30, 2018, we presented a new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods.
(2) This includes (i) the mark-to-market loss of $195.7 million (September 30, 2018: gain of $77.5 million) on the oil embedded derivative which represents the estimate of expected receipts under the remainder of the Brent-linked clause of the Hilli Episeyo Liquefaction Tolling Agreement and (ii) $12.4 million (September 30, 2018: $11.3 million) being the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash.
(3) With effect from the quarter ended September 30, 2018, we presented a new line item, "(Losses) gains on derivative instruments", which relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2018	2018	2018	2017
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec

Net (loss) income	(310,187)	97,212	(168,214)	(145,279)

Other comprehensive (loss) income:
Gain associated with pensions, net of tax	3,581	—	3,581	157
Net (loss) gain on qualifying cash flow hedging instruments	—	—	(5,038)	1,616
Net gain (loss) on foreign currency translation	3,544	(3,731)	(19,286)	—
Other comprehensive income (loss)	7,125	(3,731)	(20,743)	1,773
Comprehensive (loss) income	(303,062)	93,481	(188,957)	(143,506)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(305,832)	62,481	(252,171)	(177,930)
Non-controlling interests	2,770	31,000	63,214	34,424
Comprehensive (loss) income	(303,062)	93,481	(188,957)	(143,506)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2018	2017
(in thousands of $)	Dec-31	Dec-31
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	217,835	214,862
Restricted cash and short-term deposits (1)	332,033	222,265
Other current assets	90,644	28,435
Amounts due from related parties	9,425	7,898
Total current assets	649,937	473,460
Non-current assets
Restricted cash	154,393	175,550
Investments in affiliates	571,782	703,225
Asset under development	20,000	1,177,489
Vessels and equipment, net	3,271,379	2,077,059
Other non-current assets	139,104	157,504
Total assets	4,806,595	4,764,287

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	730,257	1,384,933
Amounts due to related parties	5,417	8,734
Other current liabilities	264,464	238,607
Total current liabilities	1,000,138	1,632,274
Non-current liabilities
Long-term debt (1)	1,835,102	1,025,914
Amounts due to related parties (2)	—	177,247
Other long-term liabilities	145,564	132,548
Total liabilities	2,980,804	2,967,983

Equity
Stockholders' equity	1,745,125	1,715,316
Non-controlling interests	80,666	80,988

Total liabilities and stockholders' equity	4,806,595	4,764,287

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.
(2) On August 15, 2017, Golar Partners paid a deposit in relation to its acquisition of 50% of the Hilli Common Units of Golar Hilli LLC. In the prior quarter, the deposit automatically converted to Hilli Common Units when the vessel was fully commissioned and accepted by the counterparty. The conversion of the deposit into Hilli Common Units represented a partial disposal of a subsidiary. As we have retained control of Golar Hilli LLC, and therefore continue to consolidate, the impact of the disposal is reflected within equity.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2018	2018	2018	2017
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec

OPERATING ACTIVITIES
Net (loss) income	(310,187)	97,212	(168,214)	(145,279)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	28,295	28,528	93,689	76,522
Amortization of deferred charges and debt guarantees	984	1,715	7,734	(900)
Equity in net losses (earnings) of affiliates	154,089	(2,668)	157,636	25,448
Dividends received (1)	—	7,718	15,837	27,553
Net foreign exchange losses	1,024	355	1,997	1,620
Compensation cost related to stock options	2,368	3,746	11,481	8,991
Change in fair value of derivative instruments	26,352	10,730	38,610	(24,498)
Change in fair value of oil derivative instrument	195,740	(77,470)	9,970	(15,100)
Change in assets and liabilities:
Trade accounts receivable	(27,444)	(9,614)	(49,938)	(11,413)
Inventories	(1,008)	1,445	402	(151)
Other current and non-current assets	(17,014)	(2,961)	(13,532)	(80,897)
Amounts due to related companies	(3,490)	(18,737)	(16,540)	(27,130)
Trade accounts payable	1,279	(20,957)	(24,813)	1,593
Accrued expenses	2,510	(5,327)	12,191	28,666
Other current and non-current liabilities	1,906	(780)	40,164	99,886
Net cash provided by (used in) operating activities	55,404	12,935	116,674	(35,089)

INVESTING ACTIVITIES
Additions to vessels and equipment	(30,112)	(1,198)	(33,111)	(1,349)
Additions to asset under development	—	—	(116,715)	(390,552)
Additions to investments in affiliates	(29,531)	(3,728)	(95,503)	(123,107)
Dividends received (1)	9,425	5,425	33,185	25,113
Proceeds from disposals to Golar Partners	9,652	—	9,652	70,000
Net cash (used in) provided by investing activities	(40,566)	499	(202,492)	(419,895)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	—	1,748	1,177,748	928,432
Repayments of short-term and long-term debt	(57,978)	(62,640)	(994,874)	(446,626)
Payment for capped call in connection with bond issuance	—	—	—	(31,194)
Cash effect of consolidating Hilli Lessor VIE (2)	—	—	36,532	—
Cash dividends paid	(15,788)	(17,179)	(42,873)	(20,438)
Proceeds from exercise of share options	89	1,414	2,686	(1,167)
Financing costs paid	(1,063)	—	(1,817)	(1,564)
Net cash (used in) provided by financing activities	(74,740)	(76,657)	177,402	427,443
Net (decrease) increase in cash, cash equivalents and restricted cash (3)	(59,902)	(63,223)	91,584	(27,541)
Cash, cash equivalents and restricted cash at beginning of period (3)	764,163	827,386	612,677	640,218
Cash, cash equivalents and restricted cash at end of period (3)	704,261	764,163	704,261	612,677

(1) Following the adoption of the amendments to ASC 230, we have made an accounting policy election to classify distributions received from equity method investees using the "cumulative earnings approach" and, as a result, certain of the dividends received have been reclassified, where required, as cash inflows from investing activities for all periods presented.
(2) In June 2018, we sold the Hilli Episeyo to a China State Shipbuilding Corporation entity and subsequently leased back the vessel on a bareboat charter for a term. Subsequent to the transaction, we have assessed that this is a variable interest entity ("Hilli Lessor VIE") and that we are the primary beneficiary of Hilli Lessor VIE. Accordingly, under US GAAP, we are required to consolidate Hilli Lessor VIE into our consolidated financial statements. The balance relates to the cash reserves in Hilli Lessor VIE on the date that we are required to consolidate the entity.
(3) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for all prior periods presented.

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(179,703)	(179,703)	34,424	(145,279)
Dividends	—	—	—	—	—	(19,689)	(19,689)	—	(19,689)
Exercise of share options	38	—	(1,204)	—	—	—	(1,166)	—	(1,166)
Grant of share options	—	—	11,098	—	—	—	11,098	—	11,098
Forfeiture of share options	—	—	(120)	—	—	—	(120)	—	(120)
Other comprehensive income	—	—	—	—	1,773	—	1,773	—	1,773
Issuance of convertible bonds	—	—	39,861	—	—	—	39,861	—	39,861

Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net loss	—	—	—	—	—	(231,428)	(231,428)	63,214	(168,214)
Dividends	—	—	—	—	—	(37,076)	(37,076)	(20,882)	(57,958)
Exercise of share options	184	—	2,502	—	—	—	2,686	—	2,686
Grant of share options	—	—	14,125	—	—	(133)	13,992	—	13,992
Forfeiture of share options	—	—	(2,090)	—	—	—	(2,090)	—	(2,090)
Effect of consolidating Hilli Lessor VIE (2)	—	—	—	—	—	—	—	28,703	28,703
Sale of equity interest in common units (3)	—	—	304,468	—	—	—	304,468	(126,491)	177,977
Conversion of debt to equity (3)	—	—	—	—	—	—	—	55,134	55,134
Other comprehensive loss	—	—	—	—	(20,743)	—	(20,743)	—	(20,743)

Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) This refers to the equity and reserves of the Hilli Lessor VIE on the date that we commenced consolidating the entity.
(3) In the prior quarter, we completed the dropdown of 50% of the Hilli Common Units in Golar Hilli LLC to Golar Partners. As we retain control of the entity, the dropdown is accounted for as a partial disposal within equity.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	December 31, 2018	Scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	353,661	—
Margin loan	100,000	—
Golar Arctic	58,300	(58,300)
Golar Viking	46,875	(5,208)
Golar Bear	86,200	(10,774)
Golar Frost	87,532	(10,942)

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	162,236	(7,985)
Golar Kelvin	163,837	(6,511)
Golar Ice	164,354	(6,476)
Golar Snow	163,837	(6,511)
Golar Crystal	103,154	(5,396)
Golar Tundra (2)	140,064	(12,987)
Golar Seal (2)	133,400	(19,700)
Hilli Episeyo	910,500	(66,000)

Total Contractual Debt	2,673,950	(216,790)

(1) Under US GAAP, we consolidate the lessor VIE. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.
(2) The payment obligations relating to the Golar Tundra and Golar Seal above have been prepared on the assumption that we are able to secure a replacement charter for these two vessels, to ensure continuation of these financing arrangements.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	December 31, 2018	December 31, 2017

Restricted cash and short-term deposits	176,428	130,063

Current portion of long-term debt and short-term debt, net of deferred finance charges	646,512	833,664
Long-term debt, net of deferred finance charges	1,200,774	252,691
Total debt, net of deferred finance charges	1,847,286	1,086,355

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q4 2018 earnings release and the filing of our 2018 annual report on Form 20-F, in the event the consolidated lessor VIEs enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.